UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.5)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 31, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 151408101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,500

	8.	Shared Voting Power

	9.	Sole Dispositive Power 22,500

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,500

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .17

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,204,671

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,204,671

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,204,671

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.11

14.	Type of Reporting Person IN

This statement on Schedule 13 D which was filed on June 27, 2006, Amendment No. 1 was was filed on September 27, 2006, Amendment No. 2 was filed on November 1, 2006, Amendment No. 3 was filed on January 3, 2007 and Amendment No. 4 was filed on January 30, 2007 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”), Dennis Pollack (“Pollack”), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”), Peter Bray (“Bray”) and LSBK06-08, L.L.C. (“LSBK”), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

On January 31, 2007, Lawrence B. Seidman sent a letter to John J. Davis, President and Chief Executive Officer.

This letter, in its entirety, is attached hereto as Exhibit A.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on January 31, 2007, the Reporting Persons owned beneficially an aggregate of 1,226,740 shares of Common Stock which constituted approximately 9.28% of the 13,224,701 shares of Common Stock outstanding as of October 31, 2006 as disclosed in the Issuer's Form 10-Q for the period ended September 30, 2006.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated June 27, 2006

By:	/s/ Lawrence B. Seidman Manager, LSBK06-08, L.L.C.

Schedule A

Entity	Date Purchased	Cost per Share	Cost	Shares
LSBK	1/30/2007	15.5525	122,865.00	7,900
Total			122,865.00	7,900

                                                        Exhibit A

LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973)781-0876 fax
January 31, 2007

Via Federal Express and facsimile (908) 687-4992
John J. Davis, President and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union NJ 07083

Dear Mr. Davis:

I, and my affiliates including: Seidman and Associates, LLC (“SAL”), Seidman Investment Partnership, LP (“SIP”), Seidman Investment Partnership II, LP (“SIPII”), Broad Park Investors, LLC (“Broad Park”), Chewy Gooey Cookies, LP (“Chewy”), Berggruen Holdings North America Ltd. (“Berggruen”), and LSBK06-08, LLC (“LSBK”), own approximately 9.05% of the outstanding shares of Center Bancorp, Inc. (“CNBC”) as disclosed in the filed Schedule 13D and amendments thereto for CNBC.

As you are aware, Peter Bray has nominated Raymond Vanaria, Harold Schechter and myself for election to CNBC’s Board of Directors at CNBC’s 2007 Annual Meeting, in opposition to the directors who have been nominated by CNBC as disclosed in its press release dated January 30, 2007.

Mr. Bray’s nominations have been made in accordance with Section 202 of CNBC’s By-laws and no challenge to the propriety of these nominations has been issued.

Please provide CNBC’s most current shareholder lists (including the NOBO/CEDE/Philadep list) as required by N.J.S.A 14A:5-28, so Messrs Vanaria, Schechter and I can communicate with fellow CNBC shareholders concerning matters of common concern, and the election. Also, please acknowledge that you will provide me with the shareholder list for the CNBC record date simultaneously with your receipt of same. In addition, please provide me with the December 29, 2006 and January 31, 2007 NOBO lists that CNBC ordered and received.

Your prompt response to this demand is requested. If no response is received by February 6, 2007, I will instruct my attorney to commence proceedings to compel the production of the requested information.

Very truly yours,

                              /s/ Lawrence B. Seidman
Lawrence B. Seidman

LBS:jb

cc:  Peter Ehrenberg